FORM OF LOCK-UP AGREEMENT

_____, 2026

J.P. MORGAN SECURITIES LLC
JEFFERIES LLC
LEERINK PARTNERS LLC
TD SECURITIES (USA) LLC
EVERCORE GROUP L.L.C.

As Representatives of
the several Underwriters listed in
Schedule 1 to the Underwriting
Agreement referred to below

c/o J.P. Morgan Securities LLC
383 Madison Avenue
New York, NY 10179

c/o Jefferies LLC
520 Madison Avenue
New York, NY 10022

c/o Leerink Partners LLC
1301 Avenue of the Americas, 5th Floor
New York, NY 10019

c/o TD Securities (USA) LLC
1 Vanderbilt Avenue, 11th Floor
New York, NY 10017

c/o Evercore Group L.L.C.
55 East 52nd Street
New York, NY 10055

Re: Kailera Therapeutics, Inc. --- Public Offering

Ladies and Gentlemen:

The undersigned understands that you, as representatives of the several underwriters (the "Representatives"), propose to enter into an underwriting agreement (the "Underwriting Agreement") with Kailera Therapeutics, Inc., a Delaware corporation (the "Company"), providing for the public offering (the "Public Offering") by the several underwriters named in Schedule 1 to the Underwriting Agreement (the "Underwriters"), of shares of common stock, par value $0.0001 per share (the "Common Stock"), of the Company (the "Securities"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters' agreement to purchase and make the Public Offering of the Securities, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of two Representatives, one of whom must be J.P. Morgan Securities LLC and the other of whom shall be selected by the Company in its sole discretion (together, the "Release Representatives"), on behalf of the Underwriters, the undersigned will not, during the period beginning on the date of this letter agreement (this "Letter Agreement") and ending at the close of business 180 days after the date of the final prospectus relating to the Public Offering (the "Prospectus") (such period, the "Restricted Period"), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including without limitation, Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned as of the date of the Underwriting Agreement in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) (collectively with the Common Stock, the "Lock-Up Securities"), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities, or (4) publicly disclose the intention to do any of the foregoing. The undersigned acknowledges and agrees that the foregoing precludes the undersigned from engaging during the Restricted Period in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the undersigned or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Lock-Up Securities, in cash or otherwise.

Notwithstanding the foregoing, the undersigned may:

(a) sell, transfer or otherwise dispose of, or enter into any transaction relating to, the undersigned's Lock-Up Securities:

(i) as a bona fide gift or gifts, or for bona fide estate planning purposes,

(ii) by will, other testamentary document or intestacy,

(iii) to any member of the undersigned's immediate family or to any trust or other legal entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, or if the undersigned is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust (for purposes of this Letter Agreement, "immediate family" shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin),

(iv) to a corporation, partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are, directly or indirectly, the legal and beneficial owners of all of the outstanding equity securities or similar interests,

(v) if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned, or to any investment fund or other, directly or indirectly, entity controlling, controlled by, managing, managed by, or under common control or common investment management with the undersigned or affiliates of the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer or disposition by the undersigned to limited partners, general partners, members, beneficiaries, stockholders, affiliates or holders of similar equity interests of the undersigned or its affiliates (including a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as the undersigned or who shares a common investment advisor with the undersigned),

(vi) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (v) above,

(vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, or pursuant to a final order of a court or regulatory agency,

(viii) to the Company from an employee or consultant of the Company upon death, disability or termination of employment, in each case, of such employee or consultant,

(ix) as part of a sale of the undersigned's Lock-Up Securities (A) purchased by the undersigned in the Public Offering or (B) acquired in open market transactions after the date of the final prospectus relating to the Public Offering, provided, however, that the carveout specified in clause (ix) shall not be available to directors (which, for the avoidance of doubt, shall not include directors by deputization) and executive officers of the Company,

(x) to the Company in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of Common Stock (including, in each case, by way of "net" or "cashless" exercise), including for the payment of exercise price and tax withholdings or remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, provided that any such shares of Common Stock received upon such exercise, vesting or settlement shall be subject to the terms of this Letter Agreement, and provided further that any such restricted stock units, options, warrants or rights are held by the undersigned pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described in the Pricing Disclosure Package and the Prospectus,

(xi) in connection with open market transactions to generate such amount of net proceeds to the undersigned from such sales (after deducting commissions) in an aggregate amount up to the total amount of taxes or estimated taxes (as applicable) that become due as a result of the vesting, exercise and/or settlement of Company equity awards held by the undersigned and issued pursuant to a plan or arrangement described in the Prospectus that vest, are exercised and/or settle during the Restricted Period, provided that, for the avoidance of doubt, any Lock-Up Securities retained by the undersigned after giving effect to this provision shall be subject to the terms of this Letter Agreement, and provided further, that the carveout specified in clause (xi) shall not be available to directors and executive officers of the Company, or

(xii) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company's capital stock involving a Change of Control (as defined below) of the Company (for purposes hereof, "Change of Control" shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity)); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the undersigned's Lock-Up Securities shall remain subject to the provisions of this Letter Agreement;

provided that (A) in the case of any transfer or distribution pursuant to clause (a)(i), (ii), (iii), (iv), (v), (vi) and (vii), such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the Representatives a lock-up letter in substantially the form of this Letter Agreement, (B) in the case of any transfer or distribution pursuant to clause (a)(iii), (iv) and (vi), no filing of a Form 4 shall be required by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or other public announcement shall be made voluntarily in connection with such transfer or distribution (other than (x) a filing on a Form 5 made after the expiration of the Restricted Period referred to above or (y) any required filing on Form 13F, Schedule 13D, Schedule 13D/A, Schedule 13G or Schedule 13G/A) and (C) in the case of any transfer or distribution pursuant to clause (a)(i), (ii), (v), (vii), (viii), (ix), (x) and (xi) it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made during the Restricted Period and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Common Stock in connection with such transfer or distribution shall be legally required during the Restricted Period, such filing, report or announcement (other than a filing on Form 13F, Schedule 13D, Schedule 13D/A, Schedule 13G or Schedule 13G/A) shall clearly indicate in the footnotes thereto the nature and conditions of such transfer;

(b) exercise outstanding options, settle restricted stock units or other equity awards or exercise warrants pursuant to plans described in the Pricing Disclosure Package and the Prospectus;

provided that any Lock-up Securities received upon such exercise, vesting or settlement shall be subject to the terms of this Letter Agreement;

(c) convert outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of Common Stock or warrants to acquire shares of Common Stock; provided that any such shares of Common Stock or warrants received upon such conversion shall be subject to the terms of this Letter Agreement;

(d) make any demand or requests for, exercise any right with respect to, or take any action in preparation of the registration by the Company under the Securities Act of the undersigned's Lock-Up Securities or other securities; provided that, except in connection with the opportunity to participate in an Underwritten Sale (as defined below), (i) no public filing with the Securities and Exchange Commission or any other public announcement may be made during the Restricted Period in relation to such registration, (ii) the Representatives must have received prior written notice from the Company and/or the undersigned of a confidential submission of a registration statement with the Securities and Exchange Commission during the Restricted Period at least seven business days prior to such submission, and (iii) no Lock-up Securities or other securities of the Company may be sold, distributed or exchanged prior to the expiration of the Restricted Period; and

(e) establish trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Lock-Up Securities; provided that (1) such plans do not provide for the transfer of Lock-Up Securities during the Restricted Period and (2) any public announcement or filing under the Exchange Act made by any person regarding the establishment of such plan during the Restricted Period shall include a statement that the undersigned is not permitted to transfer, sell or otherwise dispose of securities under such plan during the Restricted Period in contravention of this Letter Agreement.

If any record or beneficial owner of any Lock-Up Securities is granted an early release or waiver from the restrictions described herein (or in any other lock-up agreement with respect to the Public Offering) during the Restricted Period, then each Major Holder (as defined below) shall also be granted an early release from its obligations hereunder on a pro rata basis with all other record or beneficial holders of similarly restricted Lock-Up Securities based on the maximum percentage of shares held by any such record or beneficial holder being released from such holder's lock-up agreement (a "Pro-Rata Release"); provided, however, that in the case of an early release from the restrictions described herein during the Restricted Period in connection with an underwritten public offering, whether or not such offering or sale is wholly or partially a secondary offering of the Company's Common Stock (an "Underwritten Sale"), if the Major Holder is offered the opportunity to participate in such Underwritten Sale on a pro rata basis, such early release shall only apply to the extent of such Major Holder's participation in such Underwritten Sale. For the avoidance of doubt, there shall be no Pro-Rata Release in connection with an Underwritten Sale if the Major Holder was offered and declined the opportunity to participate in the Underwritten Sale. The restriction of this paragraph will not apply if, and to the extent that, the aggregate number of securities subject to all releases or waivers granted by the Release Representatives, including any early release to a natural person due to circumstances of an emergency or hardship as determined by Release Representatives in their sole judgment determine, is less than or equal to 1% of the total number of shares of Common Stock outstanding immediately prior to the consummation of the Public Offering. For purposes of this Letter Agreement, "Major Holder" means each person who is party to that certain Investors' Rights Agreement, dated October 5, 2025, by and among the Company and the other parties thereto. In the event that, as a result of this paragraph, the undersigned is released from any of its obligations under this Letter Agreement or, by virtue of this Letter Agreement, becomes entitled to offer, pledge, sell, contract to sell, or otherwise transfer or dispose of any Common Stock of the Company or any security convertible into or exercisable or exchangeable for Common Stock of the Company during the Restricted Period, the Representatives shall use commercially reasonable efforts to notify the Company at least two (2) business day prior to the effective date of such release, provided that in the absence of bad faith the failure to give such notice shall not give rise to any claim or liability against the underwriters, and the Company, in turn, in consultation with the Release Representatives, shall notify the undersigned, to the extent that such release gives rise to a corresponding release of the undersigned from its obligations hereunder pursuant to the terms of this paragraph, within one (1) business day thereafter.

If the undersigned is an executive officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any Company-directed Securities the undersigned may purchase in the Public Offering.

If the undersigned is an officer or director of the Company, (i) J.P. Morgan Securities LLC on behalf of the Underwriters, agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Lock-Up Securities, J.P. Morgan Securities LLC on behalf of the Underwriters will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Release Representatives on behalf of the Underwriters hereunder to any such officer or director shall only be effective two business days after the publication date of such announcement. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration or that is to an immediate family member as defined in FINRA Rule 5130(i)(5) and (b) the transferee has agreed in writing to be bound by the same terms described in this Letter Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Public Offering of the Securities and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Representatives may be required or choose to provide certain Regulation Best Interest and Form CRS disclosures to you in connection with the Public Offering, the Representatives and the other Underwriters are not making a recommendation to you to enter into this Letter Agreement, and nothing set forth in such disclosures is intended to suggest that the Representatives or any Underwriter is making such a recommendation.

The undersigned understands that, (i) if the Underwriting Agreement does not become effective by the earlier of (x) September 30, 2026 and (y) 45 days after the date of the initial public filing of the preliminary prospectus relating to the Public Offering, (ii) if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, (iii) prior to payment for the Securities, the registration statement filed with the Securities and Exchange Commission in connection with the Public Offering is withdrawn prior to the execution of the Underwriting Agreement, (iv) if the Company advises the Representatives in writing prior to the execution of the Underwriting Agreement that it has determined not to proceed with the Public Offering or (v) any officer, director or Major Holder does not, prior to the execution of the Underwriting Agreement, execute a lock-up agreement at least as restrictive as the terms of this Letter Agreement, then upon the earliest to occur of any clauses of (i) through (v) above, the undersigned shall automatically, and without any action on the part of any party, be released from all obligations under this Letter Agreement. The undersigned understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Letter Agreement.

This Letter Agreement may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g. www.docusign.com or www.echosign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York.

[*Signature Page Follows*]

Very truly yours,

[*NAME OF STOCKHOLDER*]